

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2018

Emily M. Leproust, Ph.D.
President and Chief Executive Officer
Twist Bioscience Corporation
455 Mission Bay Boulevard South, Suite 545
San Francisco, CA 94158

> **Re:** **Twist Bioscience Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 2, 2018**
> **CIK No. 0001581280**

Dear Dr. Leproust:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 63

1. Please expand your revisions added in response to prior comment 6 to clarify how the numbers and percentages in the last two columns would change assuming the exercise of all outstanding options and warrants.

Overview, page 68

2. Please reconcile the number of customers disclosed in the last sentence of the first paragraph with the number disclosed on page 71.

Business, page 86

3.   Please expand your response to prior comment 10 to clarify how you determined you have only one class of product, given your response and disclosure regarding four product offerings. We note, for example, the statement on page 100 that you "have four primary product categories that address different needs of [y]our customers across a variety of applications."

Management, page 118

4.   Please clarify the dates of Mr. Thorburn's business experience with IXYS Corporation and Televerde.

Index to Consolidated to Financial Statements

Note 2. Summary of significant accounting policies

Customer concentration, page F-9

5.   We note from your response to comment 9 and the revised disclosure on page 71 that you consider parent and subsidiaries to be separate customers if the subsidiary makes payments directly to you and that in fiscal 2017 three of your 286 customers were subsidiaries that considered separate customers from their parents. Please tell us how you applied this practice in disclosing the information required by ASC 280-10-50-42. Tell us whether the required 10% threshold would have been met if subsidiary and parent were considered one customer.

Note 17. Geographic Information, page F-38

6.   We note your response to comment 25. Please explain to us in detail how you considered the different pricing structures you have in place for your products, as discussed on your website and on pages 100 and 101 of this filing, in concluding that your product offerings are substantially similar based on the criteria outlined in ASC 280-10-50-11 by analogy, and therefore separate disclosure of revenues by products is not required. Describe to us in greater detail the similar economic characteristics shared amongst each of your products, including quantitative factors such as similar gross margins or trends in revenue, pricing, and risk of obsolescence. Alternatively, revise to disclose revenues from external customers for each product category under ASC 280-10-50-40.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John V. Bautista, Esq.
       Christopher J. Austin, Esq.
       Peter M. Lamb, Esq.